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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMERICAN COMMERCIAL LINES INC.

--------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

--------------------------------------------------------------------------------

(Title of Class of Securities)

025195207

--------------------------------------------------------------------------------

(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 11, 2005

--------------------------------------------------------------------------------

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GVI Holdings, Inc.

FEIN 36-4081034

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 3,403,754
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 3,403,754
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,403,754

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

11.1% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,385,509
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 1,385,509
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,385,509

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

4.5% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Great American Management and Investment, Inc.

FEIN 58-1351398

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 69,765
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 69,765
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

69,765

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.2% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

HY I Investments, L.L.C.

FEIN 88-0485739

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 279,836
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 279,836
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

279,836 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.9% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)	Warrant to purchase Common Stock

(2)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (01), L.L.C.

FEIN 40-0002817

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 279,836
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 279,836
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

279,836 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.9% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)	Warrant to purchase Common Stock

(2)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.

FEIN 20-2062590

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 862,528
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 862,528
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

862,528

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

2.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 6,001,392
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 6,001,392
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,001,392 (1)

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

19.5% (2)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Includes 279,836 shares of Common Stock issuable upon exercise of a Warrant to purchase Common Stock

(2)           Based on 30,741,716 shares of Common Stock, par value $0.01 per share, outstanding on October 11, 2005, based on information contained in the Prospectus filed by the Issuer dated October 6, 2005.

CUSIP No. 025195207	SCHEDULE 13D

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: GVI Holdings, Inc., a Delaware corporation ("GVI"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); Great American Management and Investment, Inc., a Delaware corporation ("GAMI"); HY I Investments, L.L.C., a Delaware limited liability company ("HY I"); EGI-Managing Member (01), L.L.C., a Delaware limited liability company ("MM 01"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). GVI, GAMI, SZI, HY I and Fund 05-07 are sometimes referred to herein as the "Stockholders". The Stockholders, together with Chai Trust and MM 01, are sometimes referred to herein as the "EGI Entities".

The executive officers of each of SZI, HY I, MM 01 and Fund 05-07 are as follows:

Samuel Zell	President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
Donald J. Liebentritt	Vice President; President of EGI
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Treasurer; CFO and Treasurer of EGI

The executive officers of each of GAMI and GVI are as follows:

Bert Cohen	President; Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
David B. Lawrence	Executive Vice President
Donald J. Liebentritt	Vice President; President of EGI
Philip Tinkler	Vice President and Treasurer; CFO and Treasurer of EGI
Kellie Zell	Vice President; Mrs. Zell also works as a homemaker.

MM 01 is the managing member of HY I. SZI is the managing member of HY I and Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; President of EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The owner of 100% of the outstanding equity interests of GVI is GAMI. GAMI is indirectly held by the Trusts and by Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.

The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, James Bunegar, and David Lawrence is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e) No Stockholder nor, to the best knowledge of the Stockholders, any EGI Entity, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each EGI Entity are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

In connection with the Plan of Reorganization of the Issuer confirmed on December 30, 2004, and upon the emergence of the Issuer from protection under Chapter 11 of the Bankruptcy Code, the Issuer issued (i) 7,169,944 shares of Common Stock to HY I; (ii) a Warrant issued to HY I to purchase 279,836 shares of Common Stock (subject to adjustment for antidilution protections) at an exercise price of $3.00 per share, at any time before December 30, 2009 (the "HY I Warrant"); and (iii) 862,528 shares of Common Stock to Fund 05-07.

On January 12, 2005, HY I entered into a Registration Rights Agreement (as amended from time to time, the "Registration Rights Agreement") with the Issuer, pursuant to which HY I has certain registration rights granted by the Issuer with respect to the shares of Common Stock held by it and the shares of Common Stock issuable upon exercise of the HY I Warrant, including, without limitation, "shelf" registration rights. The rights of HY I under the Registration Rights Agreement were assigned to each of GVI, GAMI, SZI and Fund 05-07 under the terms of a Registration Rights Agreement Assignment dated as of October 6, 2005 (the "Registration Rights Assignment"), with HY I continuing to maintain its rights thereunder. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. A copy of the First Amendment to Registration Rights Agreement, dated as of July 13, 2005 and amending the Registration Rights Agreement, is attached hereto as Exhibit 4.2 and is incorporated herein by reference. A copy of the Registration Rights Assignment is attached hereto as Exhibit 4.3 and is incorporated herein by reference.

On October 6, 2005, HY I made a distribution of the 7,169,944 shares of Common Stock then held by HY I to its members on a pro rata basis. Upon such distribution, (i) GVI received 5,391,254 shares of Common Stock; (ii) GAMI received 69,765 shares of Common Stock; and (iii) SZI received 1,385,509 shares of Common Stock.

On October 6, 2005, GVI committed to sell, as a selling stockholder in the public offering of the Issuer of its Common Stock on October 6, 2005 (the "October 2005 Offering"), an aggregate 1,987,500 shares of Common Stock (including the exercise in full of the overallotment option) at a price of $21.00 per share of Common Stock, for aggregate consideration of $42,000,000, which sale is expected to close on October 13, 2005.

All funds used in the acquisition of shares of Common Stock by the Stockholders were obtained from the respective working capital of each Stockholder.

ITEM 4.	Purpose of the Transaction.

The acquisition of Common Stock by the Stockholders has been effected by the Stockholders for the purpose of investing in the Issuer.

Each Stockholder intends to continue to review its investment in Common Stock from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, there were 30,741,716 shares of Common Stock outstanding as of October 11, based upon information contained in the Prospectus filed by the Issuer dated October 6, 2005. Based upon the (i) 3,403,754 shares of Common Stock as to which GVI shares beneficial ownership; (ii) 69,765 shares of Common Stock as to which GAMI shares beneficial ownership; (iii) 1,385,509 shares of Common Stock as to which SZI shares beneficial ownership; (iv) 279,836 shares of Common Stock issuable upon exercise of the HY I Warrant, as to which HY I shares beneficial ownership; and (v) 862,528 shares of Common Stock as to which Fund 05-07 shares beneficial ownership, the aggregate 6,001,392 shares of Common Stock held by the Stockholders, as to which each of which Chai Trust shares beneficial ownership, represent approximately 19.5% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except for the matters described herein, no Stockholder nor, to the best knowledge of the Stockholders, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 4.1	Registration Rights Agreement between HY I and the Issuer dated January 12, 2005
Exhibit 4.2	First Amendment to Registration Rights Agreement between HY I and the Issuer dated July 13, 2005
Exhibit 4.3	Registration Rights Agreement Assignment among the Issuer, HY I, SZI, GVI, GAMI and Fund 05-07 dated October 6, 2005

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 11, 2005

GVI HOLDINGS, INC.

GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.

SZ INVESTMENTS, L.L.C.

HY I INVESTMENTS, L.L.C.

EGI-MANAGING MEMBER (01), L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 025195207	SCHEDULE 13D

EXHIBIT INDEX

Exhibit Number	Exhibit Name
4.1	Registration Rights Agreement between HY I Investments, L.L.C. and American Commercial Lines Inc. dated January 12, 2005
4.2	First Amendment to Registration Rights Agreement between HY I Investments, L.L.C. and American Commercial Lines Inc. dated July 13, 2005
4.3

Registration Rights Agreement Assignment among HY I Investments, L.L.C., GVI Holdings, Inc., EGI-Fund (05-07) Investors, L.L.C., SZ Investments, L.L.C., Great American Management and Investment, Inc., and American Commercial Lines Inc. dated October 6, 2005